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RECEIVED
2008 JUL 11 A 3:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003748

FILE NO. 082-03311

PROCESSED
JUL 15 2008
THOMSON REUTERS

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July 1, 2008

VIR AIR MAIL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the English translation of the document which contents were announced by the Company.

- Announcement Regarding Structural Consolidation of U.S. Subsidiaries (dated June 30, 2008) (English translation)

Yours very truly,

Fusako Otsuka

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
The Bank of New York

7/14

June 30, 2008

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Yukihiro Saito Head of Investor Relations, Financial Department (Tel: 03 - 3572 - 5111)

Announcement Regarding Structural Consolidation of U.S. Subsidiaries

Shiseido Co., Ltd. (the "Company") hereby announces that its Board of Directors has resolved to consolidate three U.S. based subsidiaries, Shiseido Cosmetics (America) Ltd., Nars Cosmetics, Inc. and ZIC Corporation, into Shiseido International Corporation, a U.S. based subsidiary, and change the name to be Shiseido Americas Corporation (SAC). as noted below.

1. Reason of Consolidation

(1) As of July 1, 2008, the Shiseido Co., Ltd. will consolidate the business operations and assets of Shiseido Cosmetics (America) Ltd., Nars Cosmetics, Inc. and ZIC Corporation, into Shiseido International Corporation and the name of the company will be changed to SAC. Shiseido Americas Corporation will shift each company's function to the newly created divisions of the existing businesses using DBA (doing business as) names for Shiseido Cosmetics America, Nars Cosmetics and JV Fragrance and Skincare (ZIC Corporation manufactures and markets the John Varvatos Fragrance brand). Those Companies back office functions will be consolidated. However each Division will be individually operated by the existing CEOs. In line with the integration, the three subsidiaries (Shiseido Cosmetics (America) Ltd., Nars Cosmetics, Inc. and ZIC Corporation) will be dissolved.

(2) This consolidation will be implemented as part of a strategy to increase the competitive strengths of the Shiseido Group and build a solid presence in the United States, the world's largest cosmetics market. Consolidation will enable expeditious, strategic investment beyond individual subsidiary frameworks along with promoting management efficiency through the integration of business infrastructures. The Shiseido Group will further support the business operations currently underway in the United States and push forward in realizing continuous sales expansion and the improvement of profitability.

2. Overview of subsidiary into which business operations and assets will be consolidated

Shiseido International Corporation (will be Shiseido Americas Corporation)

1) Location: 178 Bauer Drive, Oakland, NJ 07436-3105, USA
2) Representative: Shuichi Tanaka / Chairman & CEO of Shiseido International Corporation (will be Chairman & CEO of SAC)
3) Main business: U.S. holding company, financial affairs, consolidation and back office operations
4) Established: August 11, 1988
5) Capital: US$403,070 thousand
6) Shareholding ratio: Shiseido Co., Ltd. – 100%

3. Overview of subsidiaries to be dissolved

(1) Shiseido Cosmetics (America) Ltd. (will be Shiseido Cosmetics America of SAC)

1) Location: 15th Floor, 900 Third Avenue, New York, NY 10022-4795, USA
2) Representative: Heidi Manheimer/CEO of Shiseido Cosmetics America Ltd. (will be CEO of Shiseido Cosmetics America)
3) Main business: Sales of cosmetic products
4) Established: August 26, 1965
5) Capital: US$15,300 thousand
6) Shareholding ratio: Shiseido International Corporation – 100%

(2) Nars Cosmetics, Inc. (will be Nars Coemstics of SAC)

1) Location: 17th Floor, 900 Third Avenue, New York, NY 10022-4795, USA
2) Representative: Louis Desazars / President & CEO of Nars Cosmetics, Inc. (will be CEO of Nars Cosmetics)
3) Main business: Manufacture, sales and export of cosmetic products
4) Date of acquisition: May 17, 2000
5) Capital: US$60,000 thousand
6) Shareholding ratio: Shiseido International Corporation – 100%

(3) ZIC Corporation (will be JV Fragrance and Skincare of SAC)

1) Location: 9th Floor, 900 Third Avenue, New York, NY 10022-4795, USA
2) Representative: Shuichi Tanaka / Chairman & CEO of ZIC Corporation (will be CEO of JV Fragrance and Skincare)
3) Main business: Manufacture, sales and export of fragrance products
4) Date of acquisition: May 1, 2000
5) Capital: US$7,100 thousand
6) Shareholding ratio: Shiseido International Corporation – 100%

4. Time schedule for dissolution

July 2008	ZIC Corporation to be dissolved
January 2009	Nars Cosmetics, Inc. to be dissolved
Approx. period from January to June 2009	Shiseido Cosmetics America Ltd. to be dissolved (as soon as arrangements for liquidation are completed)

5. Future outlook

The impact of the aforementioned dissolution on Shiseido's business results in the year ending March 2009 is minimal.

For further information, please contact Mr. Tatsuyoshi Endo, Shiseido Public Relations Department.
(Tel: 03-6218-5200 Fax: 03-6218-5249)

END